Equus Financial Consulting, LLC
Statement of Financial Condition
December 31, 2018







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52728

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equus Financial Consulting LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

78 Pine Street, Suite 101
(No. and Street)

New Canaan	CT	06840
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Darryl Glatthorn 203-222-7400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower LLC
(Name – *if individual, state last, first, middle name*)

517 Route One	Iselin	NJ	08830
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, Darryl J. Glatthorn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equus Financial Consulting LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KRISTA R. FULLER
Notary Public, State of Texas
Comm. Expires 08-18-2022
Notary ID 125807395

Krista R. Fuller
Notary Public

Signature

Managing Partner
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Equus Financial Consulting, LLC
Index to Statement of Financial Condition
December 31, 2018

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3-6

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
☎ (732) 781-2712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Equus Financial Consulting LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Equus Financial Consulting LLC (the "Company") as of December 31, 2018 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.

Berkower LLC

Berkower LLC

Iselin, New Jersey
February 26, 2019

Miami • Los Angeles • Cayman Islands

Equus Financial Consulting, LLC
Statement of Financial Condition
As of December 31, 2018

ASSETS

Assets:

Cash	$	196,868
Accounts receivable		502,269
Prepaid expenses and other assets		29,094
Total assets	$	728,231

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Commissions payable	$	421,220
Accounts payable and accrued expenses		24,413
Total liabilities		445,633
Member's equity		282,598
Total liabilities and member's equity	$	728,231

Equus Financial Consulting, LLC
Notes to Statement of Financial Condition
December 31, 2018

1. **Nature of Operations and Summary of Significant Accounting Policies**

Nature of Operations
Equus Financial Consulting, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a limited liability company formed in the State of Delaware. The Company's primary business focus is on private placements and life settlements. The Company provides services to a growing group of alternative assets managers to source qualified investors for their investment funds. In the life settlements market, the Company acts as a broker to arrange the sale of individual variable universal life insurance policies.

Basis of Presentation
The accompanying financial statement have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Change in Accounting Principle
Effective January 1, 2018, the Company adopted Accounting Standards Updated ASU 2014-09, *Revenue from Contracts with Customers* which has been codified in Accounting Standards Codification ("ASC") Topic 606. The new guidance introduces a five-step model for recognizing revenue, and also requires additional disclosures about the nature, timing, and uncertainty of revenue and cash flows arising from customer contracts, including significant judgements and changes in judgements. The Company elected to apply the new revenue guidance using the modified retrospective method as of January 1, 2018 to all contracts that were not completed contracts at that date. The adoption of ASU 2014-09 resulted in no effect on the Company's financial position as of January 1, 2018.

Revenue from Contracts with Customers

Significant Judgments
Revenue from contracts with customers includes fees earned from life settlements and commissions. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Life Settlements
The Company acts as a life settlement broker to arrange the in the sale of individual variable universal life insurance policies. Upon closing of the sale of the policy, the Company receives commissions calculated as an agreed upon percentage of the negotiated proceeds of the sale. The Company believes that its performance obligation is completed when the sale closes, and recognizes revenue at such time.

Commission fees
The Company acts as an intermediary to asset managers and their funds by marketing the funds and providing prospective investor introductions and referrals to the asset managers. The Company receives fees that vary based on asset manager, and by the investment made by the customer the Company introduces. These fees are typically paid to the Company over a period of time, in many cases, eight quarterly installments. These fees are considered variable consideration as there is a risk of collection, collectability. As such, the Company recognized revenues as the installments become due and payable to the Company.

Cash and Cash Equivalents
Cash and cash equivalents are stated at market value. Cash equivalents include only securities having a maturity of three months or less at the time of purchase. The Company maintains its cash balances at one financial institution. These balances are insured up to $250,000 by the Federal Deposit Insurance Corporation. At times, cash balances may exceed the insured limits. The Company has not experienced any losses in such accounts.

Accounts Receivable
Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company may record an allowance for doubtful accounts, which is the Company's best estimate of the amount of probable credit losses on the existing accounts receivable. The allowance is determined based on the historical write-off experience and age of the accounts receivable balances. The allowance for doubtful accounts is reviewed on a monthly basis. Past due balances over 90 days and over a specified amount are reviewed individually each month for collectibility and specific bad debt reserves are recorded as deemed necessary. Account balances are written off and removed from the allowance for doubtful accounts calculation when the Company determines that it is probable the accounts receivable will not be recovered. At December 31, 2018, no allowance for doubtful accounts was deemed necessary.

Commissions Payable
The Company records commissions payable to contractors based on a percentage of revenue. Commissions are paid when cash is received for amounts invoiced. No commission payable is recorded for accounts receivable balances that are considered uncollectible and for which a reserve is recorded.

Income Taxes
No provision for federal and state income taxes has been made for the Company since, as a sole member limited liability company, the Company is not subject to income taxes. The Company's income or loss is reportable by its member on his individual tax return.

The Company has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements. The tax years that remain subject to examination by taxing authorities are 2015, 2016, 2017, and 2018.

2. Commitments and Contingencies

The Company rents office space in Connecticut and office space and a corporate apartment in Texas, on a month to month basis.

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the financial position or operations of the Company.

The Company had no contingent liabilities and has not been named as a defendant in any lawsuit at December 31, 2018 or during the year then ended.

3. Net Capital and Aggregate Indebtedness Requirement

The Company is subject to Part 240 Rule 15c3-1 of the Securities Exchange Act of 1934 (SEC Rule 15c3-1). SEC Rule 15c3-1 requires the Company to maintain a minimum net capital balance and a maximum ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2018, the Company's net capital balance as defined by SEC Rule 15c3-1 was $157,105 which exceeded the minimum requirement of $127,396. At December 31, 2018, the Company's aggregate indebtedness to net capital as defined by SEC Rule 15c3-1 was 2.84 to 1.0.

Rule 15c3-3 under the Securities and Exchange Act of 1934 ("Rule 15c3-3") specifies certain conditions under which brokers and dealers carrying customer accounts are required to maintain cash or qualified securities in a special reserve bank account for the exclusive benefit of customers. The Company clears all transactions with and for customers on a fully disclosed basis, and the Company does not otherwise hold funds or securities for, or owe money to customers and therefore claims an exemption from the provisions of Rule 15c3-3 pursuant to paragraph k(2)(i).

4. Liabilities Subordinated to the Claims of General Creditors

As of December 31, 2018, the Company had not entered into any subordinated loan agreement.

5. Upcoming Accounting Pronouncement

In February 2016, the FASB issued ASC 842, Leases ("ASC 842"), which requires substantially all leases (with the exception of leases with a term of one year or less) to be recorded on the balance sheet using a method referred to as the right-of- use ("ROU") asset approach. The new standard was adopted on January 1, 2019 using the modified retrospective method described within ASC 842. The

new standard introduces two lease accounting models, which result in a lease being classified as either a "finance" or "operating" lease on the basis of whether the lessee effectively obtains control of the underlying asset during the lease term. A lease would be classified as a finance lease if it meets one of five classification criteria, four of which are generally consistent with current lease accounting guidance. By default, a lease that does not meet the criteria to be classified as a finance lease will be deemed an operating lease. Regardless of classification, the initial measurement of both lease types will result in the balance sheet recognition of a ROU asset representing a company's right to use the underlying asset for a specified period of time and a corresponding lease liability. The lease liability is recognized at the present value of the future lease payments, and the ROU asset is equal the lease liability adjusted for any prepaid rent, lease incentives provided by the lessor, and any indirect costs. The subsequent measurement of each type of lease varies. Leases classified as a finance lease will be accounted for using the effective interest method. Under this approach, a lessee amortizes the ROU asset (generally on a straight-line basis in a manner similar to depreciation) and the discount on the lease liability (as a component of interest expense). Leases classified as an operating lease will result in the recognition of a single lease expense amount that is recorded on a straight-line basis (or another systematic basis, if more appropriate). The new lease guidance has not caused significant changes to the way leases are recorded, presented and disclosed in the Company's financial statements.

6. Subsequent Events

Events have been evaluated through the date that these financial statements were available to be issued, and no further information is required to be disclosed.